Amendment

VF 8/1/04

SECURITIE 04018131 ...SION
...gton, D.C. 20549

ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5 (A)
PART III

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SEC FILE NUMBER
8-17597

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2003** (MM/DD/YY) AND ENDING **December 31, 2003** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **George McKelvey Co., Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

529 Washington Boulevard
(No. and Street)

Sea Girt	**New Jersey**	**08750**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert A. Giunco, Jr. **(732) 449-5323**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert L. Doremus, CPA
(Name – *if individual, state last, first, middle name*)

800 The Plaza	**Sea Girt**	**New Jersey**	**08750**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 13 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert A. Giunco, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of George McKelvey Co., Inc., as of December 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

MARY CLAUDIA GATHMAN
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 3/26/2008

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEORGE McKELVEY CO., INC

Schedule I

Computation of Aggregate Indebtedness and Net Capital
in Accordance with Rule 15c3-1 under the Securities Exchange Act of 1934
as of December 31, 2003

Computation of Aggregated Indebtedness		
Total Aggregated Indebtedness Liabilities		$ 125,397
Less Reserve Requirements		0
Total Aggregated Indebtedness		$ 125,397
Computation of Net Capital		
Total Ownership Equity		$ 245,334
Additions:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		300,000
Total Capital and Allowable Subordinated Indebtedness		545,334
Deductions:		
Non-allowable assets –		
Fixed assets net of accumulated depreciation	$ 43,624	
Other Assets	180,330	223,954
Tentative Net Capital		321,380
Haircut on Trading and Investment Securities		629
Total Net Capital		$ 320,751
Percentage of Aggregated Indebtedness to Net Capital after Anticipated Capital Withdrawals		39%

No material differences existed between the above computation and the computation included with the Company's corresponding unaudited Form X-17A-5 Part IIA.

Robert L. Doremus, CPA